
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION



SECURI 07003296 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROBINS GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3220 SW FIRST AVENUE SUITE 210
(No. and Street)

PORTLAND, OREGON 97239
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC ROBINS 503/727-5581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC ROBINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE ROBINS GROUP, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oregon
County of Multnomah
Marc Robins personally appeared before me on 02/23/07 and executed this annual audit report.

Signature

PRESIDENT
Title

Notary Public


OFFICIAL SEAL
STEPHEN YAU
NOTARY PUBLIC-OREGON
COMMISSION NO. 403054
MY COMMISSION EXPIRES MAY 14, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of independent certified public accountants on Internal Accounting conntrol

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

MORRISON & LIEBSWAGER, PC

Name (If individual, state last, first, middle name)

70

15405 SW 115th Avenue, Suite 105 King City, OR 97224

ADDRESS	Number and Street	City	State	Zip Code
	71	72	73	74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.......... 2

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION........................ 3

STATEMENTS OF INCOME.................................... 4

STATEMENTS OF CHANGES IN MEMBERS' EQUITY.................. 5

STATEMENTS OF CASH FLOWS................................ 6

NOTES TO FINANCIAL STATEMENTS............................ 7-8

SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION................................ 10

SCHEDULE 1 - COMPUTATION OF NET CAPITAL................... 11

SCHEDULE 2 - RECONCILIATION OF COMPUTATION OF NET CAPITAL. 12

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL.............................13-14

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants

Board of Directors
The Robins Group, LLC
Portland, Oregon

We have audited the accompanying statements of financial condition of The Robins Group, LLC as of December 31, 2006 and 2005, and the related statements of income, changes in members equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Robins Group, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 8, 2007

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

THE ROBINS GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash	$142,236	$ 19,404
Receivables from brokers and dealers	83,437	74,672
Deposits with clearing organizations	39,575	37,946
Due from parent	0	894
Prepaids	2,260	0
Furniture, net of accumulated depreciation of $6,459 and $5,406	915	1,968
Investment in warrants (at cost)	0	825
Total Assets	$268,423	$135,709
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 60,266	$ 43,130
Notes payable - Related party	0	25,000
Total Liabilities	60,266	68,130
MEMBERS' EQUITY	208,157	67,579
Total Members' Equity	208,157	67,579
Total Liabilities and Members' Equity	$268,423	$135,709

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC
STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions	$733,689	$ 748,579
Other	220,960	282,372
Interest	1,628	936
	956,277	1,031,887
EXPENSES		
Employee compensation and taxes	693,083	866,467
Regulatory fees and assessments	3,772	2,683
Fidelity and surety bonds	467	1,550
Professional fees	46,784	39,510
Depreciation and amortization	1,053	1,053
Rental of office equipment and space	34,832	37,542
Telephone	16,327	17,434
Interest expense	3,174	4,978
Other expenses	16,207	33,984
	815,699	1,005,201
NET INCOME, (LOSS)	$140,578	$ 26,686

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2006 and 2005

Balance at December 31, 2004	$ 40,893
Net income 2005	26,686
Balance at December 31, 2005	67,579
Net income 2006	140,578
Balance at December 31, 2006	$208,157

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC
STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2006 and 2005

	2006	2005
Increase, (Decrease) in Cash and Cash Equivalents		
Cash flows from operating activities:		
Cash received from operations	$946,687	$1,072,004
Cash paid to suppliers and salaries	(795,681)	(1,056,516)
Interest paid	(3,174)	(4,978)
Net cash provided by, (used in) operating activities	147,832	10,510
Cash flows from financing activities:		
Cash from notes payable	(25,000)	(2,000)
Net cash from financing activities	(25,000)	(2,000)
Net increase (decrease) in cash and cash equivalents	122,832	8,510
Cash and cash equivalents at beginning of year	19,404	10,894
Cash and cash equivalents at end of year	$142,236	$ 19,404

Reconciliation of net income to net cash provide by operating activities:

	2006	2005
Net Income	$140,578	$ 26,686
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	1,053	1,053
Change in assets and liabilities:		
Change in receivables from brokers and dealers	(8,765)	40,117
Change due from parent	894	(894)
Change in deposits with clearing organizations and prepaids	(3,888)	(9,939)
Change in accounts payable	17,135	(48,989)
Write down of investment	825	2,476
	7,254	(16,176)
Net cash provided by, (used in) operating activities	$147,832	$ 10,510
SUPPLEMENTAL DISCLOSURES:		
Noncash investing transactions		
Write down of investment	$ 825	$ 2,476

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalent.

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon limited liability company and a registered broker-dealer in securities approved October 1997, under the Securities and Exchange Act of 1934, as amended, located in Portland Oregon. The Company provides research on publicly traded companies to institutional clients such as investment advisers, for commissions and investment banking services to small companies. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Revenue Recognition

Revenue is recorded upon final closing of private placement activities. Commissions are recorded upon the settlement.

Receivables

Receivables from brokers or dealers consist of commission's receivable and are considered fully collectible.

Income Taxes

The limited liability company has elected to be treated as a partnership for income tax purposes. All tax attributes of the Company's income or loss are passed through to the members.

Furniture

Furniture is carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using an estimated life of seven years. Depreciation expense amounted to $1,053 and $1,053 for fiscal years ending December 31, 2006 and 2005 respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the members to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

The Company rents its space and equipment from a related corporation. The Company and the related corporation have common ownership. The agreement states that the affiliate will be responsible for the general overhead expenses associated with The Robins Group, LLC which includes, but does not limit to, rent, utilities, telephone and general office supplies. The Company charged $27,900 and $28,378 to the related corporation for rent and general expenses during the years ending December 31, 2006 and 2005. The Company is responsible for direct expenses including annual audit charges and all regulatory fees.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1), of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2006, the Company's net capital and required net capital, as defined, was $204,982 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 29%.

NOTE D - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balance is $47,543.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison
Duane G. Liebswager

Report of Independent Certified Public Accountants
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
The Robins Group, LLC
Portland, Oregon

We have audited the accompanying financial statements of The Robins Group, LLC for the years ended December 31, 2006 and 2005 and have issued our report dated February 8, 2007.

Our audit made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 8, 2007

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

THE ROBINS GROUP, LLC
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORTS-PART IIa
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
Years Ended December 31, 2006 and 2005

	2006	2005
Members' equity from statement of financial condition	$208,157	$ 67,579
Deduct equity not allowable for net capital	0	0
Members' equity qualified for net capital	208,157	67,579
Deduction and/or charges:		
Furniture, net	(915)	(1,968)
Warrants and prepaids and due from parent	(2,260)	(1,719)
Net deductions	(3,175)	(3,687)
Net Capital	$204,982	$ 63,892
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 4,017	$ 4,542
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$199,982	$ 58,892
Excess net capital at 1000%	$198,955	$ 57,079
AGGREGATE INDEBTEDNESS		
Items included from statement of financial condition		
Accounts payable and accrued liabilities	$ 60,266	$ 43,130
Note payable	0	25,000
Total aggregate indebtedness	$ 60,266	$ 68,130
Ratio: Aggregate indebtedness to net capital	.29 to 1.	1.07 to 1.

THE ROBINS GROUP, LLC
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
Years Ended December 31, 2006 and 2005

	2006	2005
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$204,982	$ 63,892
Adjustments		
Rounding	0	0
Net capital at December 31, as adjusted	$204,982	$ 63,892
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 60,266	$ 68,130
Rounding	0	0
Total aggregate indebtedness as of December 31	$ 60,266	$ 68,130

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
The Robins Group, LLC
Portland, Oregon

We have audited the financial statements of The Robins Group, LLC for the years December 31, 2006 and 2005, and have issued our report thereon dated February 8, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 on in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

END

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of The Robins Group, LLC may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2006 financial statements and this report does not affect our report on these financial statements dated February 8, 2007.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2005 and 2004, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accounts

February 8, 2007